First Niagara Financial Group, Inc.

VIA EDGAR

January 31, 2012

Mr. Mark Webb

Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
File No. 000-23975

Dear Mr. Webb:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated January 9, 2012, regarding our Form 10-K for the fiscal year ended December 31, 2010 and our Form 10-Q for the fiscal quarter ended September 30, 2011. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

Where a Staff comment requests that we revise future filings, we will reflect in future filings the information provided to the Staff in this letter. Although we do not believe our prior filings were materially deficient or inaccurate, we are happy to provide enhanced disclosure responsive to the Staff’s comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 1. Acquisitions, page 8

1.	We note that you acquired NewAlliance Bancshares, Inc. and Harleysville National Corporation during 2011 and 2010, respectively. It also appears based upon your disclosures that you accounted for all of the loans acquired pursuant to ASC 310-30. In order to further understand your accounting in this regard, please tell us and revise your footnotes in future filings to provide an expanded discussion of how you applied ASC 310-30 to all of the loans acquired in each of these acquisitions in addition to addressing the following:

•	Tell us in detail and revise future filings to discuss how you determine whether an acquired loan has evidence of deterioration in credit quality and is in the scope of ASC 310-30.

•

Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to ASC 310-30. Provide us with the parameters for each of the pools created for loans acquired in these two transactions and any other loans where you analogized to this accounting model.

•

Tell us in detail and revise your future filings to separately identify your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that you analogized to ASC 310-30.

Management’s response

We have acquired loans in three separate transactions:

•

In September 2009, we acquired loans in connection with our acquisition of 57 branches from National City Bank. The loans primarily consisted of commercial and commercial real estate loans in the Western Pennsylvania area where the branches were located.

•

In April 2010, we acquired loans in connection with our acquisition of Harleysville National Corporation. Harleysville was headquartered in Eastern Pennsylvania, and primarily originated loans in that geographical area across multiple loan types – commercial, commercial real estate, residential mortgage, home equity and other consumer.

•

In April 2011, we acquired loans in connection with our acquisition of NewAlliance Bancshares, Inc. NewAlliance was headquartered in Connecticut, and primarily originated loans in Connecticut and Western Massachusetts across multiple loan types—commercial, commercial real estate, residential mortgage, home equity and other consumer.

For each acquisition, we reviewed all loans greater than $1 million and considered the following factors as indicators that such an acquired loan had evidence of deterioration in credit quality and was therefore in the scope of ASC 310-30:

•	Loans that were 90 days or more past due,

•

Loans that had an internal risk rating of Substandard or worse. Substandard is consistent with regulatory definitions and is defined as having a well defined weakness that jeopardizes liquidation of the loan,

•	Loans that were classified as nonaccrual by the acquired bank at the time of acquisition, or

•	Loans that had been previously modified in a troubled debt restructuring.

Any acquired loans that were not individually in the scope of ASC 310-30 because they didn’t meet the criteria above were pooled into groups of similar loans. In each of these situations, we acquired loan portfolios that were homogenous and were confined to a discreet geographical area. There were no significant levels of unusual or niche products within each of the respected acquired loan portfolios. ASC 310-30-15-6 states that “for purposes of applying the recognition, measurement, and disclosure provisions of this Subtopic for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.” ASC 310-30 further defines loans with common risk characteristics to be “loans with similar credit risk…or risk ratings, and one or more predominant risk characteristics, such as financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.” Based on this guidance in ASC 310-30, we established our loan pools based on common risk characteristics, which we identified as the borrower type, loan purpose, and collateral type. We currently have 13 loan pools from our three acquisitions.

We performed a fair valuation of each of the pools, and each pool was recorded at a discount. We determined that at least part of the discount on the acquired pools of loans was attributable to credit quality by reference to the valuation model used to estimate the fair value of these pools of loans. The valuation model incorporated lifetime expected credit losses into the loans’ fair valuation in consideration of factors such as evidence of credit deterioration since origination and the amounts of contractually required principal and interest that we did not expect to collect as of the acquisition date. Based on the guidance included in the December 18, 2009 letter from the AICPA Depository Institutions Panel to the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”), we have made an accounting policy election to apply ASC 310-30 by analogy to all of these acquired pools of loans as they all:

•	were acquired in a business combination or asset purchase;

•	resulted in recognition of a discount attributable, at least in part, to credit quality; and

•	were not subsequently accounted for at fair value.

We will supplement our future filings with the above disclosure.

At December 31, 2011, we had $45 million in carrying value of credit impaired purchased loans that were subject to ASC 310-30 and $6.6 billion in carrying value of other acquired loans that we analogized the accounting to ASC 310-30. We will revise our future filings to disclose the amounts of our credit purchased impaired loans that were subject to ASC 310-30 and our non-credit purchase impaired loans that we analogized the accounting to ASC 310-30. Our proposed disclosure to be included in our Form 10-K for the fiscal year ended December 31, 2011 is as follows:

Our loan portfolio is made up of two segments, commercial loans and consumer loans. Those segments are further segregated between our loans accounted for under the amortized cost method (referred to as “legacy” loans) and loans acquired after January 1, 2009 (referred to as “acquired” loans). The outstanding principal balance and the related carrying amount of our acquired loans, included in our Consolidated Statements of Condition at the dates indicated are as follows:

	September 30,	September 30,
	December 31,	December 31,
(amounts in thousands)	2011	2010
Credit impaired acquired loans
Outstanding principal balance	52,272	71,854
Carrying amount	45,141	53,165
Other acquired loans
Outstanding principal balance	$6,698,471	$2,678,279
Carrying amount	$6,551,437	$2,596,554

Total acquired loans
Outstanding principal balance	$6,750,743	$2,750,133
Carrying amount	6,596,578	2,649,719

Note 3. Loans and Leases, page 18

2.	We note from your disclosure on page 18 that you have home equity loans totaling $2.1 billion and $1.5 billion as of September 30, 2011 and December 31, 2010, respectively. We also note your disclosure on page 29 of refreshed FICO scores for your home equity loan portfolio that you provide as a credit quality indicator. Please tell us in further detail and revise your future filings to explain how you determine your allowance for loan losses for these loans, including but not limited to your utilization of FICO scores. Please also tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the allowance for loan losses for your second lien portfolio.

Management’s response

We estimate the allowance for loan losses for the home equity loan portfolio by first estimating the amount of loans that will eventually default based on delinquency severity. We then apply a loss rate to the amount of loans that we predict will default based on our historical net loss experience. This amount is then adjusted, as necessary, for qualitative considerations to reflect changes in underwriting, market or industry conditions or based on changes in trends in the composition of the portfolio, including risk composition, seasoning, and underlying collateral. We obtain and review refreshed FICO scores on a quarterly basis, and trends are evaluated for consideration as a qualitative adjustment to the allowance. Other qualitative considerations include, but are not limited to, the evaluation of trends in property values, building permits and unemployment.

Of the $2.1 billion home equity portfolio at September 30, 2011, $1.0 billion is in a first lien position. We offer fixed-rate, fixed-term, monthly and bi-weekly payment home equity loans, and prime-based variable rate home equity lines of credit within our market footprint. These products typically allow customers to borrow up to 85% of the appraised value of the collateral property (including the first mortgage) with a maximum loan amount generally no greater than $500,000.

We hold or service the first lien loan for approximately 10% of the remainder of the home equity portfolio that is in a second lien position, and only 2 of those home equity loans totaling $5 thousand are both (a) current and (b) have a first lien loan that is delinquent. For those loans that we do not hold or service the first lien loan, we are unable to monitor whether or not the first lien position is in default, although we will be notified when the collateral is in the process of foreclosure. While the lien position isn’t specifically evaluated for qualitative considerations in the determination of the allowance for loan losses, lien position is reflected in loss history and is captured as part of the historical loss experience utilized in the determination of the allowance for loan losses. Our stable home equity loss history, which we attribute to 1) sound underwriting and maximum loan to value requirements, and 2) stable home values in our primary market of Upstate New York throughout the downturn, in which almost 40% of our loans were originated, has not indicated any notable trends that would require modification to our home equity allowance for loan losses.

We will disclose how we estimate the allowance for home equity loan losses in future filings.

3.	We note your disclosure on page 18 that your loan portfolio is made up of two segments, commercial loans and consumer loans. We also note that there are differing types of loans and related credit risks inherent of the classes of financing receivables (i.e. commercial real estate, commercial – business) that comprise these two loan segments. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary and would not benefit readers of your financial statements. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. At a minimum, we believe that disaggregated disclosure of the activity in your allowance for loan losses and related recorded investment of the associated loans by portfolio segment as disclosed on pages 19 -20 should be revised to provide disaggregated information for each of your classes of financing receivables consistent with the level of detailed information provided elsewhere in this footnote. Please provide us with your proposed disclosures to be included in your Form 10-K for the fiscal year ended December 31, 2011.

Management’s response

When determining our portfolio segments and classes of financing receivables, we considered paragraphs ASC 310-10-55-16 through 310-10-55-18 and 310-10-55-22, and established our portfolio segments based on the level at which we develop and document a systematic methodology to determine our allowance for loan losses. We then further disaggregated our portfolio segments into our classes of financing receivables. While reviewing our prior filings, we found that we were not consistent in the level at which we make our loan disclosures. In future filings, we will conform this level of disclosure to the level at which we monitor the risk and performance of the portfolio, and the level at which we manage the credit risk in these portfolios, which is reflected in the table below.

Legacy loans:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Commercial		Consumer
(amounts in thousands)	Business	Real Estate	Residential	Home Equity	Other Consumer	Total
2011
Allowance for loan losses:
Balance at beginning of period	$42,034	$46,967	$1,754	$1,859	$2,740	$95,354
Provision for loan losses	29,586	12,395	3,333	4,616	1,212	51,142
Charge-offs	(17,182)	(12,020)	(1,601)	(2,411)	(2,918)	(36,132)
Recoveries	2,910	2,665	615	310	1,328	7,828

Balance at end of period	$57,348	$50,007	$4,101	$4,374	$2,362	$118,192

Allowance for loan losses:
Individually evaluated for impairment	$1,826	$2,890	$2,151	$431	$25	$7,323
Collectively evaluated for impairment	55,522	47,117	1,950	3,943	2,337	110,869

Total	$57,348	$50,007	$4,101	$4,374	$2,362	$118,192

Loans receivable:
Balance at end of period
Individually evaluated for impairment	$28,911	$60,384	$12,911	$1,800	$81	$104,087
Collectively evaluated for impairment	2,922,896	3,920,758	1,630,754	1,130,573	166,937	9,771,918

Total	$2,951,807	$3,981,142	$1,643,665	$1,132,373	$167,018	$9,876,005

2010
Allowance for credit losses:
Balance at beginning of period	$38,324	$44,497	$1,825	$1,216	$2,441	$88,303
Provision for credit losses	20,771	23,437	593	2,168	1,662	48,631
Charge-offs	(18,917)	(21,271)	(695)	(1,704)	(2,645)	(45,232)
Recoveries	1,856	304	31	179	1,282	3,652

Balance at end of period	$42,034	$46,967	$1,754	$1,859	$2,740	$95,354

Allowance for credit losses:
Individually evaluated for impairment	$1,594	$3,726	$173	$—	$—	$5,493
Collectively evaluated for impairment	40,440	43,241	1,581	1,859	2,740	89,861

Total	$42,034	$46,967	$1,754	$1,859	$2,740	$95,354

Loans receivable:
Balance at end of period
Individually evaluated for impairment	$23,542	$48,199	$11,125	$—	$—	$82,866
Collectively evaluated for impairment	1,947,827	3,315,605	1,415,948	923,717	147,732	7,750,829

Total	$1,971,369	$3,363,804	$1,427,073	$923,717	$147,732	$7,833,695

Acquired loans:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Commercial		Consumer
(amounts in thousands)	Business	Real Estate	Residential	Home Equity	Other Consumer	Total
2011
Allowance for loan losses:
Balance at beginning of period	$—	$—	$—	$—	$—	$—
Provision for loan losses	346	806	—	—	2,077	3,229
Charge-offs	(346)	(806)	—	—	(169)	(1,321)
Recoveries	—	—	—	—		—

Balance at end of period	$—	$—	$—	$—	$1,908	$1,908

Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	—	—	—	—	1,908	1,908

Total	$—	$—	$—	$—	$1,908	$1,908

Loans receivable:
Balance at end of period
Loans acquired with deteriorated credit quality(1)	819,842	2,263,239	2,368,602	1,033,615	111,280	6,596,578

Total	$819,842	$2,263,239	$2,368,602	$1,033,615	$111,280	$6,596,578

2010
Allowance for credit losses:
Balance at beginning of period	$—	$—	$—	$—	$—	$—
Provision for credit losses	—	—	—	—	—	—
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Balance at end of period	$—	$—				$—

Allowance for credit losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	—	—	—	—	—	—

Total	$—	$—	$—	$—	$—	$—

Loans receivable:
Balance at end of period
Loans acquired with deteriorated credit quality(1)	$651,710	$1,007,053	$265,125	$600,853	$124,978	$2,649,719

Total	$651,710	$1,007,053	$265,125	$600,853	$124,978	$2,649,719

4.	We note your disclosure on page 21 that modifications made to restructured loans typically consist of an extension of payment terms or providing for a period with interest only payments with deferred principal payments. Please revise your future filings to quantify your troubled debt restructurings disaggregated by each of concession granted for each period presented pursuant to ASC 310-10-50-33(a)(1).

Management’s response

We will revise our future filings to quantify our troubled debt restructurings disaggregated by each type of concession granted for each period presented. Our proposed disclosure to be included in our Form 10-K for the fiscal year ended December 31, 2011 is as follows:

As of December 31, 2011:

	September 30,	September 30,	September 30,
Type of Concession	Postmodification recorded investment	Premodification allowance for loan losses	Postmodification allowance for loan losses
Commercial:
Commercial real estate
Extension of term	XX	XX	XX
Rate reduction	XX	XX	XX
Deferral of principal	XX	XX	XX
Combination of concession types	XX	XX	XX
Commercial business
Extension of term	XX	XX	XX
Rate reduction	XX	XX	XX
Deferral of principal	XX	XX	XX
Combination of concession types	XX	XX	XX

Total Commercial	XXX	XXX	XXX

Consumer:
Residential real estate
Extension of term	XX	XX	XX
Rate reduction	XX	XX	XX
Deferral of principal	XX	XX	XX
Combination of concession types	XX	XX	XX
Home equity
Extension of term	XX	XX	XX
Rate reduction	XX	XX	XX
Deferral of principal	XX	XX	XX
Combination of concession types	XX	XX	XX
Other consumer
Extension of term	XX	XX	XX
Rate reduction	XX	XX	XX
Deferral of principal	XX	XX	XX
Combination of concession types	XX	XX	XX

Total Consumer	XXX	XXX	XXX

Total	XXX	XXX	XXX

5.	As a related matter we note your disclosure on page 22 that for the nine months ended post-modification balances approximate pre-modification balances. Please explain further why your post-modification allowance for loan losses decreased considering charge-offs as a result of these restructurings were not significant in addition to the increased credit risk associated with these restructured loans.

Management’s response

Most of the loans we modified during the nine months ended September 30, 2011 were current at the time of modification and were considered accruing loans as we expected to collect all future payments of principal and interest as they came due, and because the borrower has demonstrated its ability to satisfy the terms of the restructured loan, either immediately before or after the restructuring, for at least six consecutive payments. For purposes of the determination of our allowance for loan losses prior to modification, these loans were collectively evaluated for impairment in accordance with ASC 450-20. However, as the borrowers were experiencing some form of financial difficulty and the newly modified terms represented concessions, these loans were classified as troubled debt restructurings subsequent to the modification and were evaluated individually for impairment in accordance with ASC 310-10-35. For many of the loans, the measure of impairment as computed in accordance with ASC 310-10-35 was lower than the amount computed in accordance with ASC 450-20, as the borrowers were either a) current and making their scheduled principal and interest payments on the loan, and our individual measure of impairment considered loan specific expectations of the discounted present value of future cash flows from the collection of the new contractual principal and interest, or b) if the loan was collateral dependent, the presence of adequate collateral securing the loan, both which resulted in a lower level of loss than when the loans were evaluated collectively for impairment prior to modification.

6.	We note disclosure on page 28 that the credit quality indicators for your commercial loan portfolio segment are based upon your internal loan grading system. Please revise your future filings to disclose this information disaggregated by each of your eight internal loan classifications as provided on page 10 of your Form 10-K for fiscal year ended December 31, 2010.

Management’s response

When implementing the disclosure requirements of Accounting Standards Update 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, we considered disclosing our commercial loan portfolios by internal loan grade but believed that such disclosure would not provide meaningful incremental information to a reader of our financial statements and that any benefits of disclosing such information would be more than offset by the detriments of providing it. In reaching this conclusion we considered:

•

That there is a lack of consistency between different financial institutions’ internal loan grading methodologies. Accordingly, any comparison of different financial institutions’ commercial loan portfolios disaggregated by internal loan grade would provide a false sense of comparability and would result in a reader drawing incorrect conclusions from their analysis.

•

Only an insignificant portion of our commercial loans are rated by a Nationally Recognized Statistical Rating Organization (“NRSRO”). Accordingly, there is no benchmark from which to compare our loan grades to those of other financial institutions whose internal loan grades correspond to ratings of NRSROs.

•	Most of our peer financial institutions do not disclose their commercial loan portfolios by internal loan grade, making any such comparison impossible to achieve.

Much regulatory scrutiny is applied across the industry to ensure loans are appropriately categorized as Criticized. Accordingly, we believe disclosure of these loans in the aggregate provides greater consistency with other financial institutions and is the most relevant data to disclose. We would like to point the Commission to further disclosure of our total Criticized and Classified loans (as those terms are used in regulatory definitions) on page 47 of our Form 10-Q for the fiscal quarter ended September 30, 2011. Our commercial loan credit quality indicators, disclosed on page 28 of our Form 10-Q for the quarter ended September 30, 2011, provide a reader of our financial statements with our Criticized loans broken out by those that are accruing interest and those that are considered nonaccrual. A loan’s status as nonaccrual provides meaningful insight into our expectation of the collection of future principal and interest on the loan. Our levels of loans categorized as Doubtful or Loss are generally not significant ($4.8 million at September 30, 2011, all of which were categorized as Doubtful) as those loans are typically charged off at the point they are assigned one of those categorizations. Accordingly, we do not make separate disclosure of those categories. We also believe that our current level of disclosure provides for the most meaningful comparison to other financial institutions.

Specifically when considering whether or not to separately disclose our Pass rated loans by internal loan grade, we considered:

•

Our internal loan grades comprising Pass rated commercial loans are subjectively defined based on the risks inherent in our commercial lending business. Therefore they lack comparability to the internal loan grades of other financial institutions’ Pass rated commercial loans, again causing any such comparison to have questionable value and could result in the reader drawing false conclusions about the credit quality of our commercial loans.

•

The frequency of formal reviews of Pass rated loans was subjectively established based on the risks inherent in our commercial lending business. As Pass rated loans have less inherent risk, they receive a lower frequency of formal, scheduled reviews, as we believe the differentiation within the loan grades comprising the Pass category is not as important of a credit quality indicator as a loan considered Criticized. At First Niagara, changes in loan grading happen continuously, however a loan’s predetermined review schedule dictates that a Pass rated loan must be formally reviewed no less frequently than every 18-36 months. Additionally, our relationship managers review loan ratings when and as we have additional information about a borrower. We have an independent loan review function that reviews these ratings and can make ratings changes where they consider the change to be appropriate. Future changes in internal loan grades are contemplated in our estimate of the allowance for loan losses, and loan grade changes of Pass rated commercial loans often occur due to a loan’s predetermined review cycle as opposed to a discreet credit event triggering a loan grade change.

•

The differentiation in estimated inherent losses between our commercial loans with different internal loan grades within our Pass category is significantly smaller than the difference between estimated inherent losses for the lowest Pass loan grade and Special Mention rated loans, or the difference in estimated inherent losses between Special Mention and Substandard rated loans.

For all of these reasons, we respectfully submit to the Commission that we will continue to disclose information about the credit quality indicators for our commercial loan portfolio segment in the same manner as presented in our Form 10-Q for the fiscal quarter ended September 30, 2011.

7.	Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Management’s response

For most loans, cash receipts received on nonperforming impaired loans are first applied to the loan’s principal. Once the remaining principal balance has been collected in full, cash receipts are then applied as recoveries of any partially charged-off amount on the loan. Once a loan’s principal balance, including any previously charged-off amounts are collected in full, cash receipts are recorded as interest income. For residential mortgage loans, where the loan is both well-secured and in the process of collection, we recognize interest income on a cash basis. Interest income on performing troubled debt restructurings, which are considered impaired loans, are applied in accordance with the terms of the modified loan.

We will revise our future filings to disclose this information.

Selected Financial Data, page 46

8.	Please revise the Asset Quality section of your Selected Financial Data in future filings to separately disclose the asset quality ratios for your legacy loan portfolio. Since you have entered into two significant acquisitions in 2010 and 2011 which have no related allowance for loan losses related to these loans as of September 30, 2011, we believe exclusion of these acquired loan amounts from your ratios would provide for more meaningful disclosure.

Management’s response

We will revise our future filings to disclose the following asset quality for our legacy loan portfolio for each of the periods presented in our Selected Financial Data:

•	Net charge-offs on legacy loans to average legacy loans

•	Provision for legacy loan losses to average legacy loans

•	Total nonaccruing legacy loans to total legacy loans

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (716) 819-5500 if you have any questions or would like further information about this response.

Sincerely,

/s/ Gregory W. Norwood
Gregory W. Norwood Chief Financial Officer First Niagara Financial Group, Inc.